Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Shares

TORONTO, Feb. 28, 2017 /CNW/ - Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending April 30, 2017, payable on April 26, 2017 to shareholders of record at the close of business on April 4, 2017:

Common Shares

•	Dividend No. 591 of $0.76 per share; an increase of 2 cents

Non-Cumulative Preferred Shares

•	Series 17, Dividend No. 37 of $0.350000 per share;
•	Series 18, Dividend No. 36 of $0.209375 per share;
•	Series 19, Dividend No. 16 of $0.159375 per share;
•	Series 20, Dividend No. 36 of $0.225625 per share;
•	Series 21, Dividend No. 14 of $0.137500 per share;
•	Series 22, Dividend No. 34 of $0.239375 per share;
•	Series 23, Dividend No. 13 of $0.148750 per share;
•	Series 30, Dividend No. 28 of $0.113750 per share;
•	Series 31, Dividend No. 8 of $0.093750 per share;
•	Series 32, Dividend No. 26 of $0.128938 per share;
•	Series 33, Dividend No. 5 of $0.113425 per share;
•	Series 34, Dividend No. 5 of $0.343750 per share;
•	Series 36, Dividend No. 4 of $0.343750 per share;
•	Series 38, Dividend No. 2 of $0.303125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan (the "Plan"). As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan.  Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan).  All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

SOURCE Scotiabank

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%CIK: 0000009631

For further information: Jake Lawrence, Investor Relations, Scotiabank, (416) 866-5712, jake.lawrence@scotiabank.com; Rick Roth, Public, Corporate and Government Affairs, Scotiabank, (416) 933-1795, rick.roth@scotiabank.com

CO: Scotiabank

CNW 05:57e 28-FEB-17